SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
                                AMENDMENT NO. 6
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                   ALUMAX INC.
                           (NAME OF SUBJECT COMPANY)

                              AMX ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                           ALUMINUM COMPANY OF AMERICA
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   022197 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            LAWRENCE R. PURTELL, ESQ.
                           ALUMINUM COMPANY OF AMERICA
                                425 SIXTH AVENUE
                         PITTSBURGH, PENNSYLVANIA 15219
                           TELEPHONE:  (412) 553-4545
     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                 NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                               -------------------
                                 With copies to:

                            J. MICHAEL SCHELL, ESQ.
                            MARGARET L. WOLFF, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 735-3000

                                  JUNE 16, 1998




      This Amendment No. 6 to the Tender Offer Statement on Schedule 14D-1 relates to the offer by AMX Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Aluminum Company of America, a Pennsylvania corporation (the ''Parent''), to purchase up to 27,000,000 shares of common stock, par value $.01 per share (the ''Shares''), of Alumax Inc., a Delaware corporation (the ''Company''), at a price of $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated March 13, 1998 (the ''Offer to Purchase''), and in the related Letter of Transmittal (which together constitute the ''Offer''). Defined terms used but not otherwise defined herein shall have the meanings set forth in the Offer to Purchase.


 ITEM 10.   ADDITIONAL INFORMATION

      Items 10(b) and (c) are hereby amended and supplemented as follows:

           "On June 15, 1998, the Parent entered into an agreement with the Antitrust Division to divest its cast plate business pursuant to a mutually agreed upon court order. To effectuate that agreement, on June 15, 1998 the Antitrust Division filed with the United States District Court for the District of Columbia a proposed Final Judgment, a proposed Hold Separate Stipulation and Order and related papers (the "Consent Decree"). If approved and promulgated by the district court as expected, the Consent Decree will require the Parent (1) to divest its cast plate business within 180 days of the date of filing or within five days of the notice of entry of final judgment by the court, whichever is later and (2) in the meantime to operate its cast plate business separate and apart from the other operations of the Parent. A copy of the press release issued by the Parent with respect to the foregoing is attached hereto as Exhibit (a)(8)(v) and incorporated herein by reference."

      Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented to add the following information:

           "On June 15, 1998, the Parent issued a press release announcing the extension of the Expiration Date until 5 p.m., New York City time, on Tuesday, June 16, 1998. The Offer had previously been scheduled to expire at 12:00 Midnight, New York City time, on Monday, June 15, 1998. A copy of the press release issued by the Parent announcing the extension of the Offer is attached hereto as Exhibit (a)(8)(v) and incorporated herein by reference."



 ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended and supplemented by adding the following
 Exhibit:



       (a)(8)(v)         --   Press Release issued by the Parent on June
                               15, 1998.




                                    SIGNATURE


      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                   AMX Acquisition Corp.




                                   By:  /s/   Richard B. Kelson
                                      ---------------------------------

                                      Name:   Richard B. Kelson

                                      Title:  Vice President and
                                              Treasurer


 Dated: June 16, 1998



                                    SIGNATURE


      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                   Aluminum Company of  America




                                   By:  /s/   Richard B. Kelson
                                      ------------------------------------

                                      Name:  Richard B. Kelson

                                      Title: Executive Vice President and
                                             Chief Financial Officer


 Dated: June 16, 1998



                                  EXHIBIT INDEX


 EXHIBIT                                                     PAGE IN SEQUENTIAL
   NO.                                                       NUMBERING SYSTEM


 (a)(8)(v)   Press Release issued by the Parent on June 15,
             1998.